FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2013

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Corporation

CNPF/MF n.º 47.508.411/0001-56

MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”), in compliance with the provisions of Article 157, paragraph 4th, of Law No. 6,404, of December 15, 1976, as amended and currently in force, and of Brazilian Securities and Exchange Commission - CVM Ruling No. 358/2002, hereby informs that it has received the correspondence below in this date, from Casino Guichard-Perrachon, Company’s controlling shareholder, and Mr. Abilio dos Santos Diniz.

The Company’s Investor Relations Department is at shareholders’ disposal to clarify any matters relating to the purpose of this Notice through telephone number +55 11 3886-0421 or e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, September 6, 2013

Daniela Sabbag

Investor Relations Officer

São Paulo, September 6th, 2013.

To

Companhia Brasileira de Distribuição (“CBD” or “Company”)

Avenida Brigadeiro Luis Antônio, 3142

01402-901 – São Paulo, SP – Brazil

Attn.: Mr. Enéas Pestana and Mrs. Daniela Sabbag

Chief Executive Officer and Investor Relations Officer

Tel.: 55 11 3886-0421

Fax: 55 11 3886-2677

e-mail: gpa.ri@grupopaodeacucar.com.br

Dear Sirs,

We jointly direct this correspondence to your attention to inform you that on the date hereof Casino Guichard-Perrachon, the controlling shareholder of the Company (“Casino”), and Mr. Abilio Diniz have, together with its related parties, entered into a Private Settlement and Waiver Agreement (“Settlement Agreement”) under which the parties agreed to settle any and all disputes, complaints or claims related to their partnership in Brazil, namely as shareholders of Wilkes Participações S.A. (“Wilkes”) and CBD. Among other provisions contained therein, the Settlement Agreement provides for:

(a) Share Swap: Casino and its affiliates (“Casino Group”) will exchange 19,375,000 million preferred shares issued by CBD it owns in consideration for the 19,375,000 million common shares issued by Wilkes currently owned by the group led by Mr. Abilio Diniz (“AD Group”).  The transfer of 11.229.075 shares is subject to the previous authorization from Conselho Administrativo de Defesa Econômica- CADE

(b) Termination of Agreements: The Settlement Agreement also provides for the immediate termination of the agreements firstly entered into by Casino Group and AD Group, such as the Wilkes Shareholders Agreement, CBD Shareholders Agreement and the Conditional Put Option Agreement.

(c) Resignation of Directors:  The AD Group delivered to the Board of Directors of CBD, the following resignation letters: (a)  resignation letter of Mr. Abilio Diniz as Chairman of the Board of Directors of CBD, as well as member of the Human Resources and Compensation Committee, (b) resignation letter of Mr. Abilio Diniz as director of Wilkes; (c)  the resignation letters of the other two (2) persons appointed by the AD Group as members of the Board of Directors of CBD, as well as members of CBD’s special committees.

(d) AD Group rights as shareholders of CBD: As a result of the share swap mentioned above, neither the AD Group nor Mr. Abilio Diniz will hold any shareholder right different than those granted by Brazilian Corporation Law to shareholders.

(e) Ongoing Arbitration Proceedings and other claims:  Also as a consequence of the settlement mutually agreed, the parties filed with the ICC a petition seeking the termination of all the existing ICC Arbitration Proceedings No. ICC 17977/CA (C-18055 /CA) and 19165/CA. The parties also agreed to terminate any and all pending claims against each other or any other third party (in connection with the parties’ disagreements), as well as not to bring any action or file any complaint against the other party based on rights set forth in any of the agreements prior executed by the parties or based on understandings of the parties prior to the date hereof.

(f) Non-Compete: With regards to the non-compete obligation originally established in Sections 14.3 and 14.3.1. of the Wilkes Shareholders Agreement, in view of the Settlement Agreement, the  AD Group was released from any and all obligation contemplated on such matter.

(g) Real Estate: The real estate contractual framework, under which the AD Group acquired from and leased back to CBD 60 stores since 2005, to which CBD is a party, shall remain in full force.

Each party will send CBD a separate notice for the purposes of complying with the CVM Rule 358, necessary due to the share swap transaction mentioned herein above.

Accordingly, in order to keep the market properly informed, we hereby kindly request you to disclose, by releasing a Notice of Material Fact, the content of this correspondence.

Sincerely,

Casino Guichard-Perrachon (on behalf of the Casino Group)	Abilio dos Santos Diniz (on behalf of the AD Group)

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: September 6, 2013	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.